UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05614L100

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05614L100

1.	Names of Reporting Persons B. Riley Financial, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,460,896 (1)
	8.	Shared Voting Power 5,776,423 (2)
	9.	Sole Dispositive Power 12,460,896 (1)
	10.	Shared Dispositive Power 5,776,423 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,237,319 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%*
14.	Type of Reporting Person (See Instructions) HC

*	Percent of class is calculated based on (i) 54,388,874 shares of common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”), which is based on 52,009,498 shares of Common Stock outstanding as of November 6, 2020, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 13, 2020 (the “10-Q”) plus 1,105,978 shares of Common Stock issued to BRF on December 31, 2020; 1,118,995 shares of Common Stock issued to B. Riley Securities, Inc. (“BRS”) on December 31, 2020; and 154,403 shares of Common Stock issued to BRC Partners Opportunity Fund LP (“BRPLP”) on December 31, 2020 (each as described herein) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 1,541,667 shares of Common Stock issuable upon exercise of the Warrants held by BRF.

(2)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

BRF is also party to the Equitization Agreement (as defined herein), pursuant to which it and certain of the other Reporting Persons will receive additional shares of Common Stock in lieu of certain interest payments owed by the Issuer, as further described in Item 4 of this Schedule 13D, none of which are issuable within the next 60 days.

CUSIP No. 05614L100

1.	Names of Reporting Persons B. Riley Securities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,405,659
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,405,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,405,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) BD

*	Percent of class is calculated based on (i) 54,388,874 shares of the Common Stock of the Issuer, which is based on 52,009,498 shares of Common Stock outstanding as of November 6, 2020, as reported as outstanding by the Issuer in its 10-Q, plus 1,105,978 shares of Common Stock issued to BRF on December 31, 2020; 1,118,995 shares of Common Stock issued to BRS on December 31, 2020; and 154,403 shares of Common Stock issued to BRPLP on December 31, 2020 (each as described herein) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

CUSIP No. 05614L100

1.	Names of Reporting Persons BRC Partners Opportunities Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,370,764 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,370,764 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,764 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

*	Percent of class is calculated based on (i) 54,388,874 shares of the Common Stock of the Issuer, which is based on 52,009,498 shares of Common Stock outstanding as of November 6, 2020, as reported as outstanding by the Issuer in its 10-Q, plus 1,105,978 shares of Common Stock issued to BRF on December 31, 2020; 1,118,995 shares of Common Stock issued to BRS on December 31, 2020; and 154,403 shares of Common Stock issued to BRPLP on December 31, 2020 (each as described herein) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 05614L100

1.	Names of Reporting Persons BRC Partners Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,370,764 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,370,764 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,764 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

*	Percent of class is calculated based on (i) 54,388,874 shares of the Common Stock of the Issuer, which is based on 52,009,498 shares of Common Stock outstanding as of November 6, 2020, as reported as outstanding by the Issuer in its 10-Q, plus 1,105,978 shares of Common Stock issued to BRF on December 31, 2020; 1,118,995 shares of Common Stock issued to BRS on December 31, 2020; and 154,403 shares of Common Stock issued to BRPLP on December 31, 2020 (each as described herein) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 05614L100

1.	Names of Reporting Persons B. Riley Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,370,764 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,370,764 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,764 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) IA

*	Percent of class is calculated based on (i) 54,388,874 shares of the Common Stock of the Issuer, which is based on 52,009,498 shares of Common Stock outstanding as of November 6, 2020, as reported as outstanding by the Issuer in its 10-Q, plus 1,105,978 shares of Common Stock issued to BRF on December 31, 2020; 1,118,995 shares of Common Stock issued to BRS on December 31, 2020; and 154,403 shares of Common Stock issued to BRPLP on December 31, 2020 (each as described herein) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 05614L100

1.	Names of Reporting Persons Bryant R. Riley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PR, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 396,399
	8.	Shared Voting Power 18,237,319 (1) (2)
	9.	Sole Dispositive Power 396,399
	10.	Shared Dispositive Power 18,237,319 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,633,718 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.2%** (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) IN

*	Percent of class is calculated based on (i) 54,388,874 shares of the Common Stock of the Issuer, which is based on 52,009,498 shares of Common Stock outstanding as of November 6, 2020, as reported as outstanding by the Issuer in its 10-Q, plus 1,105,978 shares of Common Stock issued to BRF on December 31, 2020; 1,118,995 shares of Common Stock issued to BRS on December 31, 2020; and 154,403 shares of Common Stock issued to BRPLP on December 31, 2020 (each as described herein) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 1,541,667 shares of Common Stock issuable upon exercise of the Warrants held by BRF.

(2)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on July 23, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 29, 2019, Amendment No. 5 to the Schedule 13D, filed with the SEC on May 20, 2020, Amendment No. 6 to Schedule 13D, filed with the SEC on June 11, 2020, Amendment No. 7 to Schedule 13D, filed with the SEC on July 2, 2020, Amendment No. 8 to Schedule 13D, filed with the SEC on September 10, 2020, Amendment No. 9 to Schedule 13D, filed with the SEC on October 2, 2020, and Amendment No. 10 to Schedule 13D, filed with the SEC on January 27, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4. Purpose of Transaction

The information included in Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

On February 8, 2021, BRF entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Vintage Capital. On the terms and subject to the conditions set forth in the Stock Purchase Agreement, BRF has agreed to purchase 10,720,785 shares of Common Stock from Vintage Capital at a purchase price per share equal to the closing price of a share of Common Stock on the first trading day following the date of the Stock Purchase Agreement. The closing of the transactions contemplated by the Stock Purchase Agreement is subject to certain customary conditions to closing, including the completion of the Public Offering (as defined below) and the expiration or earlier termination of any applicable waiting period to the consummation of BRF’s purchase of the Purchased Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Stock Purchase Agreement additionally contains certain termination rights for both BRF and Vintage Capital, including the right to terminate if the closing has not occurred by March 25, 2021, or if the other party has materially breached its obligations under the Stock Purchase Agreement (subject to notice and a reasonable opportunity to cure).

On February 9, 2021, the Issuer priced an underwritten public offering of shares of the Common Stock (the “Public Offering”). In connection with the Public Offering, BRF entered into a lockup agreement (the “Lockup Agreement”) with BRS, as representative of the Underwriters. Pursuant to the Lockup Agreement, and subject to certain specified exceptions, BRF agreed for a period of 90 days from the date of the Public Offering not to, without the prior written consent of BRS, as representative of the underwriters: (a)(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned by BRF or any other securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing clauses (1) or (2) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (b) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing descriptions of the Stock Purchase Agreement and the Lockup Agreement do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Lockup Agreement, copies of which are filed as Exhibit 6 and Exhibit 7, respectively, to this Amendment No. 11 and are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 1	Joint Filing Agreement, dated May 7, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley FBR, Inc. and Bryant R. Riley (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on May 7, 2019).
Exhibit 6	Stock Purchase Agreement, dated as of February 8, 2021, by and among B. Riley Financial, Inc. and Vintage Capital Management, LLC.
Exhibit 7	Lockup Agreement, dated as of February 9, 2021, by and between B. Riley Securities, Inc. and B. Riley Financial, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; Chairman of B. Riley Principal Merger Corp II, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Road, Suite 250 Westlake Village, CA 91362	United States
Kenneth Young[1] President	President of B. Riley Financial, Inc.; Chief Executive Officer of B. Riley Principal Investments, LLC; and Director of B. Riley Principal Merger Corp II, LLC	30870 Russell Ranch Road, Suite 250 Westlake Village, CA 91362	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Road, Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; President of B. Riley Principal Investments, LLC; and Chief Executive Officer and Chief Financial Officer of B. Riley Principal Merger Corp II, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin[2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers & hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the close of business on the date hereof, Kenneth Young directly owned 94,240 shares of Common Stock. The aggregate purchase price of the 94,240 shares of Common Stock that were purchased by Kenneth Young with personal funds, including a purchase of 15,000 shares of Common Stock on November 20, 2020, is approximately $276,615. On August 13, 2019, in his capacity as Chief Executive Officer of the Issuer, Kenneth Young received restricted stock units (“RSUs”) representing the right to receive 600,000 shares of Common Stock. All RSUs vest on January 2, 2021. Kenneth Young has the sole power to vote and dispose of such shares of Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
[2]	As of the close of business on the date hereof, Robert L. Antin directly owned 76,802 shares of Common Stock. The aggregate purchase price of the 76,802 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $940,253. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.